Acies Acquisition Corp.

1219 Morningside Drive, Suite 110

Manhattan Beach, CA 90266

VIA EDGAR

October 19, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Kevin Dougherty

Re:	Acies Acquisition Corp.

Registration Statement on Form S-1

Filed October 5, 2020

File No. 333-249297

Dear Mr. Dougherty:

Acies Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on October 16, 2020, regarding the Registration Statement on Form S-1 submitted to the Commission on October 5, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter. Captions and page references herein correspond to those set forth in Amendment No. 1.

Form S-1 Filed October 5, 2020

Summary Financial Data, page 29

1.	Please revise to include a separate “as-adjusted” column giving effect to the sale of units in this offering and the private placement warrants, along with explanatory notes as appropriate.

Response: The Company respectfully advises the Staff that it has revised the disclosure in response to the Staff’s comment. See page 29 of Amendment No. 1.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Benjamin S. Reichel, at breichel@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Daniel Fetters

Daniel Fetters, Co-Chief Executive Officer
Acies Acquisition Corp.

cc: Benjamin S. Reichel, Esq.